

03011513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Butler Freeman Tally Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2312 School Lane
            (No. and Street)

Bedford   Texas   76021
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilda J. Berry   _817/354-1090 X16_
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
            (Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Sammy D. Tally__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Butler Freeman Tally Financial Group, LLC__ , as of __December 31__ , 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
WILDA J. BERRY
MY COMMISSION EXPIRES
February 3, 2004
```

_____
Signature

_____
Title (Principal)

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

Board of Directors
Butler Freeman Tally Financial Group, LLC

We have audited the accompanying statement of financial condition of Butler Freeman Tally Financial Group, LLC as of December 31, 2002, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Freeman Tally Financial Group, LLC, as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 6, 2003

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$	36,748
Other assets		2,718
Total Assets	$	39,466

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	6,700
Commissions payable		9,003
Note payable		1,165
Total liabilities		16,868
Members' equity		22,598
	$	39,466

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Income
For the Year Ended December 31, 2002

Revenue:	
Commissions	$ 430,701
Investment management fees	334,410
Other revenue	42,171
Total Revenue	807,282
Expenses:	
Registered representatives compensation	712,083
Communications	10,296
Occupancy and equipment costs	26,190
Advertising and promotions	2,739
Regulatory fees	12,410
Other	105,426
Total Expenses	869,144
Net loss	$ (61,862)

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2002

Balance, December 31, 2001	$ 22,460
Contributions	62,000
Net loss	(61,862)
Balance, December 31, 2002	$ 22,598

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2002

Balance, December 31, 2001	$	--
Additions		--
Retirements		--
Balance, December 31, 2002	$	--

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities

Net income (loss)	$ (61,862)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	263
Change in assets and liabilities:	
Increase in other assets	(2,418)
Increase in accounts payable	6,700
Increase in accrued commissions	9,003
Net cash used by operating activities	(48,314)

Cash Flows from Investing Activities

Proceeds from disposal of property and equipment	4,410
Net cash provided by investing activities	4,410

Cash Flows from Financing Activities

Contributions by members	62,000
Proceeds from notes payable	4,340
Repayment of notes payable	(4,520)
Net cash provided by financing activities	61,820
Net increase in cash and cash equivalents	17,916
Beginning cash and cash equivalents	18,832
Ending cash and cash equivalents	$ 36,748

Supplemental Disclosures

Cash paid for-	
Interest	$ 193
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Notes to Financial Statements
December 31, 2002

Note 1 -   Accounting Policies Followed by the Company

Butler Freeman Tally Financial Group, LLC (a Texas Limited Liability Company) (the "Company") was formed December 8, 1999 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission on January 11, 2002. The Company operates under (S.E.C.) Rule 15c3-3(k)(1) which limits the Company's business to the distribution of mutual funds and variable life insurance or annuities. Additionally, no customer funds or securities can be held, under this provision. The Company is also registered with the S.E.C. as an investment advisor under the Investment Advisors Act of 1940.

Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units.

Commission revenues and related expenses are recorded when earned. Advisory fee revenue is earned when services are rendered.

The Company's customers are primarily individuals residing in the Dallas/Fort Worth metropolitan area and other parts of Texas, Nebraska and Arizona.

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2002, the Company had net capital of approximately $19,880 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .85 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of operation.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Notes to Financial Statements
December 31, 2002

Note 3 -   Related Party Transactions

The Company leases office space from an affiliate under an operating lease that expires January 16, 2003. Monthly rent is $1,000 and total rent expense for 2002 aggregated $11,500.

The Company sold its property and equipment to the above mentioned affiliate for its net book value of $4,410 during 2002.

Note 4 -   Note Payable

The Company has a note payable to an insurance premium finance company that is due in monthly installments of $388 through March 2003. The note bears interest at 7.849%.

Note 5 -   Contingency

An arbitration matter has been filed against the Company by another broker/dealer related to contractual and other matters involving certain of the Company's registered representatives who were formerly associated with the complainant. The Company has denied each of the asserted allegations and is vigorously defending itself. Because this matter is in the early stages, no estimate of possible loss can be made.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2002

Schedule I

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Net Capital

Total ownership equity qualified for net capital	$	22,598
Deductions and/or charges		
Non-allowable assets: Other assets		2,718
Net capital before haircuts on securities positions		19,880
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital	$	19,880

Aggregate Indebtedness

Items included in statement of financial condition

Accounts payable	$	6,700
Commissions payable		9,003
Note payable		1,165
Total aggregate indebtedness	$	16,868

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Basic Net Capital Requirement

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 2,109
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 14,880
Excess net capital at 1000%	$ 18,193
Ratio: Aggregate indebtedness to net capital	0.85 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2002

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Independent Auditor's Report

On the Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2002



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Butler Freeman Tally Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental information of Butler Freeman Tally Financial Group, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 6, 2003